# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Oriental Education & Technology Group Inc, CIK 0001372920
CUSIP: G6470A116
Title of class of securities: Common Stock
Address of issuer's principal executive offices: No. 6 Hai Dian Zhong Street, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001374170-25-000021
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 116,453,889; shared voting power 0; sole dispositive power 47,603,393; shared dispositive power 68,850,496; aggregate amount beneficially owned 116,453,889 (6.9% of the class)

## Item 1. Issuer
Name of issuer: New Oriental Education & Technology Group Inc
Address of issuer's principal executive offices: No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People's Republic of China

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: investment adviser

## Item 4. Ownership
Amount beneficially owned: 116,453,889
Percent of class: 6.9
Sole power to vote or to direct the vote: 116,453,889
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 47,603,393
Shared power to dispose or to direct the disposition: 68,850,496

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Norges Bank: Philippe Chiaroni, Business and Regulatory Compliance (04/04/2025)